Exhibit 3.5

CERTIFICATE OF AMENDMENT OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PHASERX, INC.

Robert W. Overell certifies that:

1.          He is the duly elected and acting President and Chief Executive Officer of PhaseRx, Inc., a corporation organized and existing under the laws of the state of Delaware (the “Corporation”).

2.          The name of the Corporation is PhaseRx, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 9, 2006.

3.          Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Third Amended and Restated Certificate of Incorporation amends the provisions of the Corporation’s Third Amended and Restated Certificate of Incorporoation.

4.          The terms and provisions of this Certificate of Amendment of Third Amended and Restated Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the General Corporation Law of the State of Delaware and written notice pursuant to Subsection 228(e) of the General Corporation Law of the State of Delaware has been or will be given to those stockholders whose written consent has not been obtained.

5.          Article V, Section 1(b) of the Third Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“(b)          “Conversion Price” shall mean $0.747165 per share for each series of Preferred Stock (in each case subject to adjustment from time to time for Recapitalizations (as defined below) and as otherwise set forth elsewhere herein).”

6.          The second and third sentences of the first paragraph of Article V, Section 4(c) are hereby amended to read in their entirety as follows:

“In lieu of any fractional shares to which the holder would otherwise be entitled, such fractional shares shall be rounded up to the next whole number of shares of Common Stock issued as a result of the conversion at no cost to the holder. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be rounded up in accordance with the previous sentence.”

7.          The first sentence of the second paragraph of Article V, Section 4(c) is hereby amended to read in its entirety as follows:

“The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any declared and unpaid dividends on the converted Preferred Stock.”

8.          Article V, Section 4(d) is hereby amended by adding the following as a new subsection (vi) following subsection (v):

“(vi) Notwithstanding the foregoing, the provisions regarding adjustments to the Conversion Price set forth in this Section 4(d) shall be of no further force and effect immediately prior to the consummation of a firm commitment underwritten initial public offering of Common Stock at a pre-money valuation of at least $24,000,000 (exclusive of the conversion of any of the Corporation’s term loans) and which results in gross proceeds to the Corporation of at least $16,900,000, in which shareholders of the Corporation invest not less than $9,400,000 in such offering or on the terms of such offering in a concurrent private placement.”

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IN WITNESS WHEREOF, Certificate of Amendment of Third Amended and Restated Certificate of Incorporation has been duly executed by the Corporation’s President and Chief Executive Officer this _____ day of _________________, 2016.

By:
Name: Robert W. Overell
Title: President and Chief Executive Officer